DD 9/24/14

14049969

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68868

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SLCA Capital, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 West Loop South, Suite 1670
(No. and Street)

Houston,	**Texas**	**77027**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cary M. Grossman, FINOP
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C. CPA
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1900, Houston, Texas 77056-1973
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 14 2014
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/24/14

OATH OR AFFIRMATION

I, Cary M. Grossman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SLCA Capital, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Cary M. Grossman, FINOP

Title

Notary Public

SUSIE GILLIS
Notary Public, State of Texas
My Commission Expires
March 28, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SLCA CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

CONTENTS

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
SLCA Capital, LLC
Houston, Texas

We have audited the accompanying statements of financial condition of SLCA Capital, LLC (the Company) as of December 31, 2013 and 2012, and the related statements of income, changes in member's equity and cash flows for the years then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SLCA Capital, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

Other Matter

Our audits were made for the purpose of forming an opinion on the financial statements as a whole. Schedules I and II on pages 10 and 11 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 7, 2014

ASSETS	**2013**	**2012**
Cash and cash equivalents	$ 27,229	$ 25,186
TOTAL ASSETS	$ 27,229	$ 25,186
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$ 2,750	$ 3,805
MEMBER'S EQUITY	24,479	21,381
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 27,229	$ 25,186

The accompanying notes are an integral part of the financial statements.

SLCA CAPITAL, LLC
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,2013 AND 2012

	2013	2012
REVENUES		
Investment banking and financial advisory fees	$ 2,946,750	$ 1,129,309
TOTAL REVENUE	2,946,750	1,129,309
EXPENSES		
Service fees and compensation paid to affiliates	2,786,417	1,045,001
Other	30,813	5,209
TOTAL EXPENSES	2,817,230	1,050,210
NET INCOME	$ 129,520	$ 79,099

The accompanying notes are an integral part of the financial statements.

SLCA CAPITAL, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Balance, Decemeber 31, 2011	$ 19,082
Distributions	(76,800)
Net income	79,099
Balance, December 31, 2012	21,381
Distributions	(126,422)
Net income	129,520
Balance, December 31, 2013	$ 24,479

The accompanying notes are an integral part of the financial statements.

SLCA CAPITAL, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMEBER 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers and others	$ 2,946,750	$ 1,129,309
Cash paid for management fees and expenses	(2,818,285)	(1,046,405)
Net cash provided by operating activities	128,465	82,904
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member	(126,422)	(76,800)
Net cash used by financing activities	(126,422)	(76,800)
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,043	6,104
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	25,186	19,082
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 27,229	$ 25,186
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net income	$ 129,520	$ 79,099
(Decrease) increase in accounts payable	(1,055)	3,805
Net cash provided by operating activities	$ 128,465	$ 82,904

The accompanying notes are an integral part of the financial statements.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SLCA Capital, LLC (the Company) maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business – The Company is located in Houston, Texas and is a private investment banking firm. The Company has claimed an exemption from the Securities and Exchange Commission (SEC) Rule 15c3-3 under section (K)(2)(i). The Company is registered as a Broker-Dealer with the SEC, and a member of the Financial Industry Regulatory Authority (FINRA). The Company was admitted as a member of FINRA in January 2012.

Statement Presentation – The unclassified statement of financial condition is presented in accordance with industry standards.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition – Financial advisory fees and retainers are recognized in accordance with the terms contained in the Company's written engagement agreements. Placement Agent fees and other transaction related success fees are recognized when transactions close and receivables are recorded at that time.

Income Taxes – No provision has been made for federal income tax, since these taxes are the responsibility of the member. State margin tax is accrued and is included as a component of other expense.

The Company believes that all significant tax positions utilized by the Company will more likely than not be sustained upon examination. As of December 31, 2013, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2011 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statements of income.

Estimates – The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – The Company has evaluated subsequent events through February 7, 2014, the date the financial statements were available to be issued. No subsequent events occurred, which require adjustment or disclosure to the financial statements at December 31, 2013.

NOTE B EXPENSE SHARING AGREEMENT

The Company entered into an expense sharing agreement with its sole member, Shoreline Capital Advisors, Inc. ("Shoreline") to provide administrative and operational services, facilities, furniture and payroll and pay all overhead expenses of the Company. Shoreline receives an incremental allocation services fee of $300 per month and a proportional allocation service fee equal to 95% of the monthly adjusted net operating income (as defined in the agreement) of the Company. The service fees may be adjusted upon written notice by Shoreline. The agreement had an initial period of one year, is automatically renewable, and provides that either party may terminate the agreement by providing 30 days of advance notice. Service fees paid to Shoreline amounted to $2,786,417 and $1,045,001 in 2013 and 2012, respectively.

NOTE C NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2013, the Company had net capital of $24,479, and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .11 to 1 at December 31, 2013. The Securities and Exchange Commission permits the aggregate indebtedness to net capital ratio for the Company at this time to be no greater than 15 to 1.

NOTE D CONCENTRATIONS AND CREDIT RISK

The Company's bank balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Company's practice to utilize high net worth financial institutions to minimize its credit risk.

For the year ended December 31, 2013, one customer represented 100% of the Company's commission revenue. For the year ended December 31, 2012, one customer represented 87% of the Company's commission revenue.

NOTE E RELATED PARTY TRANSACTIONS

During 2012, a commission was paid to a related party in the amount of $145,000 on a specific transaction generated by the related party. The payment is included in service fees and compensation paid to affiliates on the 2012 statement of income. The related party is an owner of the sole member of the Company.

SLCA CAPITAL, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

NET CAPITAL	
Total member's equity qualified for net capital	$ 24,479
Total capital and allowable subordinated liabilities	24,479
Deductions and/or charges	
Nonallowable assets:	-
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	24,479
Haircuts on securities	-
Net capital	$ 24,479
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 183
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 19,479
Ratio: Aggregate indebtedness to net capital	0.11 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2013, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

See independent auditor's report.

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

See independent auditor's report.